MAYVILLE ENGINEERING COMPANY, INC.

715 South Street

Mayville, Wisconsin 53050

May 6, 2019

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention:	Mindy Hooker
Kevin Stertzel
Sherry Haywood
Jay Ingram

Re:	Mayville Engineering Company, Inc.
Registration Statement on Form S-1 (Registration No. 333-230840)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Mayville Engineering Company, Inc., hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 4:00 p.m., eastern time, on May 8, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with Russell E. Ryba of Foley & Lardner LLP at (414) 297-5668.

Very truly yours,

MAYVILLE ENGINEERING COMPANY, INC.

By:	/s/ Robert D. Kamphuis
Robert D. Kamphuis
Chairman, President & Chief Executive Officer